                                                                     EXHIBIT 2.2

                     REAL ESTATE PURCHASE AND SALE AGREEMENT

         This Real Estate Purchase And Sale Agreement ("Agreement") is made and entered into this 15th day of March, 2002 ("Date Hereof"), by and between United Computer Supplies, Inc., an Illinois corporation (the "Seller") and TST Impreso, Inc., a Delaware corporation (the "Purchaser").

         For and in consideration of the mutual promises and covenants herein contained, it is mutually covenanted and agreed by the parties as follows:

         1. Sale and Purchase of Real Estate. Subject to the terms and conditions hereof, Seller shall sell to Purchaser, and Purchaser hereby agrees to purchase from Seller the real property and improvements thereon located in Itasca, Illinois, more particularly described on Exhibit 1 (the "Real Estate") upon which Seller operates a paper stock production, warehousing and distribution facility (the "Business").

            1.1 Excluded Assets. Purchaser is not purchasing the Excluded Assets" which consist of equipment, machinery and personal property (whether fixed to the Real Estate of not) which are used in the Business and which are identified in Exhibit 1.1.

            1.2 This Agreement is subject to Purchaser obtaining mortgage financing in the principal amount of at least $3.2 million at an annual percentage rate of no more than 7.25%. If the Purchaser does not obtain such financing within sixty (60) days, this Agreement is cancelled without fault of either party.

            1.3 See Schedule 1.3 attached.

         2. Purchase Price.

            2.1 Purchase Price. The Purchase Price ("Purchase Price") of the Assets shall be Four Million and No/100's Dollars ($4,000,000.00), all subject to payment and adjustments as described below.

            2.2 Deposit. Purchase shall deposit Twenty Five Thousand and No/100's Dollars ($25,000.00) in a strict joint order escrow with Chicago Title Insurance Company ("Escrowee") pursuant to standard form instructions acceptable to Purchaser and Seller ("Escrow Agreement").

            2.3 Payment. The Purchase Price shall be paid to Seller in immediately available cash funds, by wire transfer at Closing (defined below).

            2.4 Purchase Price Adjustments.

                (a) Required Prorations. The following shall be prorated ("Prorated Obligations") between Seller and Purchaser as of the Closing Date, and appropriate adjustments to the Purchase Price payable by Purchaser shall be made:

                    (i) Accrued and unpaid real estate taxes with respect to Real Estate. The real estate taxes will be based upon 100% of the 2001 calendar year tax bill.

                    (ii) Utility costs for the current utility billing cycle as of the Date of Closing (but the parties will use actual meter readings as of Closing to the extent available).




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                (b) Seller shall (i) pay, or cause to be paid, all service contracts through the Closing Date and (ii) terminate such service contracts as of the Closing Date. Seller shall pay all expenses associated with the Real Estate which were or became due and owing prior to the Date of Closing. ___ Seller shall pay special assessments, not comprising Special Service Area taxes or other assessments for utilities serving the Real Estate, levied or pending, which are certified against the Real Estate as of the Date of Closing. Attached hereto as Exhibit 2.4 is a schedule of the service contracts ("Service Contracts") to be terminated by Seller as of Closing.

         3. Purchaser's Conditions To Closing. The obligation of Purchaser to proceed with the Closing is subject to satisfaction of the following conditions, any of which may be waived in writing by Purchaser.

            3.1 Accuracy of Representations and Warranties. The representations and warranties of Seller hereunder and under any certificate or document attached hereto or delivered pursuant hereto, shall be true and correct in all material respects as of the date of Closing and if made again on and as of that date (it being understood and agreed that immaterial breaches or inaccuracies of Seller's representations and warranties which neither individually nor in the aggregate have or would have a material adverse effect on the financial condition or prospects of the Business shall not be grounds for avoidance by Purchaser of its obligation to proceeding with Closing).

            3.2 Compliance with Covenants. All of the terms, covenants and conditions of this Agreement which are to be complied with and performed by Seller at or before the Closing shall have been duly complied with and performed in all material respects.

            3.3 Executed Documents. Seller shall have delivered duly authorized and properly executed documents required to be delivered under Section 5.1 hereof.

            3.4 Hazardous Substances. Purchaser shall not have discovered the presence of any hazardous substance in violation of applicable Environmental Laws and not disclosed in Schedule 6.8(a) hereto (which Seller is unwilling to remedy as set forth herein which causes Purchaser reasonably to conclude that to consummate the transactions contemplated herein would have a materially adverse impact on Purchaser). Purchaser may, at its sole cost and expense, update any environmental report on the Real Estate which Purchaser obtains from Seller, provided, however, that such update shall not delay or toll the Closing Date.

            3.5 No Order. No order, decree or judgment of any court, agency, commission or governmental authority shall be subsisting against any of the parties which would render it unlawful or materially restrain or limit Purchaser's ability, as of the Closing Date, to effect the transactions contemplated hereunder in accordance with the terms hereof.

            3.6 No Change. No material loss, destruction, impairment, confiscation or condemnation of any of the Real Estate shall have occurred by reason of fire, explosion, disaster, flood, accident, riot, insurrection, war, act of God or other similar occurrence (unless repaired, replaced or restored to the condition of repair existing prior to the Closing Date), which individually or in the aggregate has had, or is likely to have, a materially adverse effect on the value of the Real Estate.

            3.7 Condition Of Real Estate And Title.

                (a) Seller shall not be deemed to have made any representation or warranty with respect to the accuracy or completeness of any information delivered to Purchaser heretofore delivered to Purchaser by virtue of the delivery of such information to Purchaser, or otherwise, and Purchaser will rely exclusively on its independent investigations of the Real Estate.


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                (b) The Real Estate shall be conveyed to Purchaser at Closing subject to the restrictions, conditions, reservations and easements described on
Exhibit 3.7 and all matters that would be disclosed by a current physical survey of the Real Estate and liens for real estate taxes not yet due and payable as of the Closing Date (collectively, the "Permitted Exceptions"). concurrently with the execution and delivery of this Agreement, Purchaser acknowledges receipt of the Survey (defined below) and a commitment from ___________________________ ("Title Insurer") for an ALTA form Owner's policy of title insurance for the Real Estate, in the amount of the Purchase Price ("Title Commitment").

                (c) Purchaser shall, upon receipt of the Title Commitment and Survey but in no event later than ten (10) days after the Date Hereof, notify Seller, in writing, of any title exceptions or survey matters that Purchaser does not approve, other than the Permitted Exceptions, within twenty (20) days after such receipt. If Purchaser fails to deliver to Seller the notice described above within such twenty (20) day period, Purchaser shall be deemed to be fully satisfied with all matters of title and survey and to have waived any objections thereto, except for any matters arising after the date of the Title Commitment or Survey that are reflected in subsequent updates thereto. Seller shall respond in writing to Purchaser's objections (if any) to the Title Commitment and Survey within ten (10) days after receipt of Purchaser's objections (if any). Seller's response shall detail what (if anything) Seller agrees to do in response to Purchaser's objections and how long the Closing date will need to be extended, if at all, for Seller to eliminate such objections. Failure of Seller to respond as set forth herein shall be deemed to mean that Seller intends to take no action with respect to Purchaser's objections. Purchaser shall have ten (10) days from the earlier of (a) receipt of Seller's response to Purchaser's objections or (b) the expiration of Seller's response period, to deliver to Seller written notice of Purchaser's termination of this Agreement or waive such. Notwithstanding the foregoing, Purchaser shall not be entitled to terminate this Agreement if Seller states in its response that Seller will use its commercially reasonable efforts to cure Purchaser's objections to the Title Commitment and Survey, in which event Settlement shall be extended for up to sixty (60) days to permit Seller to attempt to cure such objections, and the Closing Date shall extend, if applicable, to accommodate such period. If Seller does not cure such objections within such sixty (60) day period, Purchaser shall be entitled to terminate this Agreement by written notice to Seller. If Purchaser elects to terminate this Agreement as permitted herein, this Agreement shall automatically be terminated upon notice of termination from Purchaser, the Escrow Agent shall pay the Deposit to Purchaser and all rights and obligations of the parties hereunder shall terminate, except as otherwise expressly provided herein. If Purchaser does not deliver notice of termination within the period described above, Purchaser shall be deemed to be fully satisfied with Seller's response (based upon Seller's covenant, which shall be deemed to be included therein, to use its commercially reasonable efforts to accomplish the undertakings contained in Seller's response), or the absence of any response by Seller, as the case may be, and to have waived all objections to matters set forth in the Title Commitment and Survey, except those which Seller has agreed to undertake to cure and except for any new matters (other than those described in subparagraphs (i) or (ii) above) reflected in subsequent updates thereto. For purposes hereof, Seller shall have deemed to have cured any title exception in the event that Seller has obtained a commitment for an affirmative endorsement over such exception from the Title Insurer, in form and substance reasonably acceptable to Purchaser.

            3.8 Payment on Service Contracts. Seller shall pay in the ordinary course of its business, all outstanding accounts payable incurred with respect to goods and services which could permit a statutory lien or encumbrance upon title to the Real Estate and/or related to the Service Contracts for the period prior to Closing. Seller shall satisfy, fully and completely, any and all obligations relating to funded indebtedness of Seller, if any, relating to the Real Estate. Seller shall indemnify, defend and save purchaser harmless with respect to any claims made against Purchaser arising under this Section 3.8.

         4. Seller's Conditions To Closing. The obligation of Seller to proceed with the Closing is subject to satisfaction of the following conditions, any of which may be waived in writing by Seller:

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            4.1 Accuracy of Representations and Warranties. The representations and warranties of Purchaser hereunder, or under any certificate or document attached hereto or delivered pursuant hereto, shall be true and correct in all material respects as of the date of Closing as if made again on and as of that date (it being understood and agreed that immaterial breaches or inaccuracies of Purchaser's representations and warranties shall not be grounds for avoidance by Seller of its obligations to proceed with the Closing); and non-material adverse additions made by Seller to the Exhibits hereto between the date of this agreement and the Closing Date to reflect events arising between the date of this Agreement and the Closing Date, in order to make the representations, warranties and covenants of Seller contained herein true and correct in all material respects as of the Closing Date on March 18, 2002, shall not release Purchaser from its obligations hereunder.

            4.2 Compliance with Covenants.All of the terms, covenants and conditions of this agreement which are to be complied with and performed by Purchaser at or before the Closing shall have been duly complied with and performed.

            4.3 Hazardous Substances. Seller shall not have discovered or been made aware of any hazardous substance, environmental problem or any other condition or fact that causes Seller to reasonably conclude that to consummate the transactions contemplated herein would result in costs reasonably determined by Seller to be excessive.

            4.4 Assignment of Office Lease. Seller shall have executed and delivered at Closing an Assignment of the Office Lease between Seller and SFI of Delaware, Inc. ("SFI") in the form attached as Exhibit 4.4.

            4.5 Assignment of Sign Lease. Seller shall have executed and delivered at Closing an assignment of the "Sign Lease" by and between United Computer Supplies, Inc. and Outdoor Systems, Inc. dated July 1, 1998 ("Sign Lease) in the form attached as Exhibit 4.5 attached hereto.

         5. Closing. If each of the conditions set forth in Sections 3 and 4 above are satisfied (or waived by the party or parties entitled to its benefit), consummation of the purchase and sale of the Real Estate (the "Closing") shall occur on March 18, 2002, ("Closing Date") at the office of the Escrowee.

            5.1 Seller's Deliveries. At the Closing, Seller, in addition to all other documents required to be delivered by it under the terms of this Agreement, shall deliver the following to Purchaser:

                (a) All written approvals, consents and other documents which Seller is required to deliver hereunder;

                (b) Warranty Deed from Seller in the form of Exhibit 5.1(b) conveying the Real Estate to Purchaser;

                (c) Owner's/Seller's Certification in the form attached as
Exhibit 5.1(c);

                (d) FIRPTA Affidavit;

                (e) IRS Form 1099S;

                (f) Resolutions of Seller authorizing the transaction contemplated by this Agreement;


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                (g) A certificate of good standing for Seller issued by the
Secretary of State of the State of Illinois;

                (h) the Assignment of Office Lease;

                (i) the Assignment of Sign Lease; and

                (j) Such further assignments, instruments and other items as are reasonably required to implement the transactions herein contemplated, including evidence of Seller's corporate authority and proceedings in connection with this Agreement and the transactions contemplated by it.

            5.2 Purchaser's Deliveries. At the Closing, Purchaser, in addition to all other documents required to be delivered by it pursuant to this Agreement, shall deliver the following to Seller:

                (a) The Deposit and the balance of the Purchase Price;

                (b) A corporate resolution authorizing the purchase of the Real Estate pursuant to this Agreement by the Purchaser;

                (c) A certificate of good standing to be issued by the Secretary of State of the State of Delaware, together with evidence of Purchaser's authority to conduct business in the State of Illinois;

                (d) Acceptance of the Assignment of the Office Lease;

                (e) Acceptance of the Assignment of the Sign Lease; and

                (f) Such further instruments and other items as are reasonably required to implement the transactions herein contemplated, including evidence of Purchaser's corporate authority and proceedings in connection with this Agreement and the transactions contemplated by it.

            5.3 Closing Costs. Seller shall pay for the cost of the title insurance search and the owner's title insurance premium. Seller and Purchaser shall pay recording costs and fees and clerk costs based on local custom or as required by statute. Seller and Purchaser shall each pay their own legal fees. Purchaser shall pay all costs and expenses related to any loan obtained by Purchaser, including recording costs, escrow charges and other costs associated with the mortgage and any title insurance premium in connection therewith.

            5.4 Further Assurances. In addition to the actions, documents and instruments specifically required to be taken or delivered hereby, prior to and after the Closing and without further consideration, Seller and Purchaser shall execute, acknowledge and deliver such other assignments, transfers, consents, opinions and other documents and instruments and take such other actions as any other party, or their counsel, may reasonably request in order to complete and perfect the transactions contemplated by this Agreement and to enable Purchaser to conduct the business substantially as heretofore conducted.

         6. Representations and Warranties of Seller. In order to induce Purchaser to enter into this Agreement, Seller, knowing that Purchaser is relying thereon, covenants, represents and warrants as follows:

            6.1 Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and is duly authorized to carry on its business and to own and lease its properties as and in the places where such properties are now owned, leased or operated.


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            6.2 Authorization. All corporate and other proceedings required to be taken by, or on the part of, Seller to authorize it to enter into and carry out this Agreement and to so convey, assign, transfer and deliver the Real Estate to Purchaser have been duly and properly taken.

            6.3 Binding Obligations. This Agreement and the agreements executed and delivered by Seller pursuant hereto have been duly and validly authorized and executed by Seller, are valid and binding obligations of Seller enforceable against Seller in accordance with their terms, and the individuals signing this Agreement on behalf of Seller have the legal power, authority and capacity to bind Seller.

            6.4 Condemnation. To Seller's knowledge, no condemnation proceeding regarding the Real Estate is pending or, to Seller's knowledge, threatened.

            6.5 Consents. No consent, approval of authorization or declaration, filing or registration with any governmental or regulatory authority, or any other person or entity, is required to be made or obtained by Seller in connection with the execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby.

            6.6 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in (i) a violation of or a conflict with any provision of the Certificate of Incorporation or Bylaws of Seller (ii) a breach of or a default under any term or provision of any contract, agreement, lease, commitment, license, franchise, permit, authorization or concession to which Seller is a party or an event which with notice, lapse of time, or both, would result in any such breach or default, or (iii) a violation by Seller of any statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree, or award, or an event which with notice, lapse of time, or both, would result in any such violation.

            6.7 Survey. Seller has not received any written notice that the survey dated January 3, 2000, entitled "ALTA/ACSM Land Title Survey for Office Electronics, Inc. Site No. 3865 West Irving Park Road, Itasca, IL" ("Survey") is inaccurate or misleading in any manner.

            6.8 Environmental.

                (a) To the Seller's knowledge, the Seller is presently in compliance with the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Sections 6901 et seq, the Comprehensive Environmental Response. Compensation and Liability Act, as amended 42 U.S.C. Sections 9601 et seq., the Federal Clean Water Act, as amended, 33 U.S.C. Section 1251 et seq, or any other federal, state, or local environmental law, regulation, ordinance or rule applicable to Seller's business (the "Environmental Laws"), except as listed in
Schedule 6.8(a).

                (b) To the Seller's knowledge, the Seller has not generated, manufactured, refined, transported, treated, stored, disposed, transferred, produced, or processed any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance or oil as defined in or pursuant to the Environmental Laws, or any solid waste at Seller's business, except in compliance with all applicable environmental laws and except as listed in
Schedule 6.8(b).

         7. Representations and Warranties of Purchaser. In order to induce Seller to enter into this Agreement, Purchaser, knowing that Seller is relying thereon, covenants, represents and warrants as follows:

            7.1 Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly authorized to do business in the State of Illinois.



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            7.2 Authorization. All corporate and other proceedings required to be taken by, or on the part of, Purchaser to authorize it to enter into and carry out this Agreement have been duly and properly taken.

            7.3 Binding Obligations. This Agreement and the agreements executed and delivered by Purchaser pursuant hereto have been duly and validly authorized and executed by Purchaser, are valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms, and the individuals signing this Agreement on behalf of Purchaser have the legal power, authority and capacity to bind Purchaser.

            7.4 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in (i) a violation of or a conflict with any provision of the Certificate of Incorporation or Bylaws of Purchaser (ii) a breach of or a default under any term or provision of any contract, agreement, lease, commitment, license, franchise, permit, authorization or concession to which Purchaser is a party or an event which with notice, lapse of time, or both, would result in any such breach or default, or (iii) a violation by Purchaser of any statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree, or award, or an event which with notice, lapse of time, or both, would result in any such violation.

            7.5 Consents. No consent, approval or authorization or declaration, filing or registration with any governmental or regulatory authority, or any other person or entity, is required to be made or obtained by Purchaser in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

            7.6 Purchaser Acknowledgment. Purchaser acknowledges that Purchaser's acquisition of the Real Estate shall be on a "AS IS, WHERE IS" basis. Purchaser further represents and warrants that neither Seller nor any of its agents, employees, or representatives have made any representations or warranties as to the Real Estate, including, but not limited to, the physical condition thereof, the income and expenses thereof, use or operation or any other matter or thing affecting or related to the Real Estate, except as specifically set forth in this Agreement. Purchaser further acknowledges that the Seller has expressly excluded and negated, and Purchaser hereby waives, any WARRANTY OF MERCHANTABILITY and/or WARRANTY OF FITNESS FOR ANY PARTICULAR PURPOSE associated with the Real Estate and that Purchaser accepts the Real Estate without such warranties.

            7.7 Continued Right To Access And Remove. Notwithstanding anything herein to the contrary, Purchaser agrees to permit Seller sufficient time subsequent to Closing to remove any Excluded Assets from the Real Estate provided, however, in no event shall Seller's rights under this paragraph exceed sixty (60) days from and after the date of Closing. Additionally, during such period of time, Seller shall continue to insure its Excluded Assets located at the Real Estate. Seller shall indemnify, defend and hold Purchaser harmless from and against any loss, damage or claims, including damage to the Real Estate arising from the storage or removal of the Excluded Assets.

         8. Remedies Relating To Default, Representations, Warranties and Covenants.

            8.1 Each of the obligations, covenants, representations and warranties of the parties hereto set forth in this Agreement shall survive the Closing.

            8.2 Notification of Breach. Seller shall promptly notify Purchaser if Seller becomes aware of any event, or the failure of any event to occur, that results in a breach of any representation or warranty of Seller, or that does or could reasonably be expected to result in a failure by Seller to comply with any covenants, condition or agreement contained herein, or in the nonfulfillment of any condition to Closing set forth herein. Similarly, Purchaser shall promptly notify Seller if Purchaser becomes aware of any event, or the failure of any event to occur, that results in a breach of any representation or warranty of Purchaser, or that does or could reasonably be expected to result in a failure by Purchaser to comply with any covenant, condition or agreement contained herein, or in the nonfulfillment of any condition to Closing set forth herein.

            8.3 Interest on Amounts Due. Any amounts due under the terms of this Agreement, including, but not limited to, payments for indemnification, defense or hold harmless, which are not made when due, shall accrue interest at the rate of 12% per annum.

            8.4 Attorney's Fees And Litigation Expenses. In the event of litigation between the parties concerning or arising from this Agreement, a breach or default under the terms of this Agreement or an action to enforce or interpret this Agreement, then the prevailing party in connection with such a proceeding shall be entitled to recover from the non-prevailing party the litigation costs, including reasonable attorney's fees and other litigation expenses, incurred by the prevailing party.

         9. No Brokers, Expenses. Each of the parties hereto represents and covenants to the other that no broker was authorized to act on its or his behalf in bringing about the transaction reflected in this Agreement. Each party hereto will pay its own expenses, including, but not limited to, attorney's fees and accounting fees.

         10. Notices. All notices and demands, which, under the terms of this Agreement, must or may be given by the parties hereto, shall be deemed given if delivered to the parties at the following addresses by hand, recognized courier service, or by certified mail, return receipt requested:

         If to Seller:     Jack Zimmerman, President
                           United Computer Supplies, Inc.
                           88 Meadowhill Road
                           Barrington Hills, IL  60010

         with a copy to:   James E. Dahl, Esq.
                           225 West Washington Street
                           Suite 1125

                           Chicago, IL  60606

         If to Purchaser:  TST/Impreso, Inc.
                           ATTN:  Mr. Marshall Sorokwasz
                           652 Southwestern Blvd.
                           Coppell, Texas  75019

         with a copy to:   TST/Impreso, Inc.
                           ATTN:  Tammy Yahiel
                           General Counsel
                           652 Southwestern Blvd.
                           Coppell, Texas  75019

         11. Miscellaneous.

             11.1 Illinois Law. This Agreement, including its related exhibits, shall be governed by, construed, and enforced under the laws of the State of Illinois.

             11.2 Agreement Complete. This Agreement, together with the exhibits hereto and the documents contemplated pursuant to the terms hereof, set forth the entire agreement and understanding between the parties with respect to the transactions contemplated hereby and supersedes a prior agreements, arrangements and understandings which led to the subject matter hereof.

             11.3 No Waiver. Failure of any party at any time or times to require performance of any provision hereof shall in no way affect the right of such party at a later time to enforce the provision. No waiver by either party of any condition or the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in anyone or more instances shall be deemed a further or continuing waiver of any condition, term, covenant, representation or warranty of this Agreement.

             11.4 Modifications In Writing. Any change of this Agreement shall be made only in writing and executed by the parties sought to be charged thereby.

             11.5 Successors; Numbers; Gender. All of the terms, covenants, representations, warranties and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their successors and assigns. Wherever used herein, the singular shall include the plural, the plural shall include the singular, and the use of any gender shall include all other genders.

             11.6 Captions and Counterparts. The captions and paragraph headings contained herein are for convenience only and shall not be used in construing or enforcing any of the provisions of this Agreement. This Agreement may be executed in two or more counterparts,



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

each of which shall be deemed an original hereof, but all of which, together, shall constitute a single agreement.

             11.7 Condemnation. If, prior to Closing, any part of the Real Estate, the loss of which would in Purchaser's reasonable judgment materially affect the use and occupancy thereof by Purchaser, is taken pursuant to eminent domain proceedings (or private purchase in lieu thereof or any such proceedings commence, then Purchaser may elect by written notice to Seller either to (a) terminate this Agreement, or (b) proceed to Closing with an adjustment in the Purchase Price equal to any condemnation award or payments received by Seller or to which Seller may be entitled. Upon any termination of this Agreement under clause (a) above, this Agreement shall be null and void and, except as expressly provided herein, neither party shall have any further rights, duties, obligations or liabilities, at law or in equity, arising out of or relating to this Agreement, and the Escrow Agreement shall refund the Deposit to Purchaser. Seller agrees to notify Purchaser of eminent domain proceedings (or private purchase in lieu thereof within five (5) days after Seller received written notice of any such proceedings from the condemning authority.

             11.8 Risk of Loss. Until Closing, all risk of any loss or damage to all or part of the Real Estate, including eminent domain, shall be and remain on Seller. In the event that such loss or damage shall occur, Seller shall give Purchaser written notice pursuant to this Agreement of such loss or damage along with its estimate of the amount of the loss or damage, within seven (7) days of such event occurring. If any casualty is not material, Purchaser shall proceed to Closing without any abatement of the Purchase Price, Seller shall have no obligation to repair such damage, and Seller shall assign to Purchaser at Settlement Seller's insurance proceeds and shall pay to Purchaser any deductible that will be deducted from such insurance proceeds. The Purchaser shall provide its own insurance on the Real Estate at Closing. The term "material" as used in this Paragraph shall mean a casualty loss covered by insurance that will cost in excess of $25,000 to repair.

             11.9 Tax Reporting. The entire Purchase Price shall be allocated to the Real Estate in order to comply with the allocation method required by
Section 1060 of the Internal Revenue Code of 1986, as amended. The parties shall cooperate to comply with all substantive and procedural requirements of Section 1060 and any regulations thereunder. Neither Purchaser nor Seller will take or permit any affiliated person to take, for income tax purposes, any position inconsistent with the allocation of Purchase Price hereunder.

             11.10 Publicity. Neither party shall issue any press release or make any public statement regarding the transactions contemplated hereby without the prior approval of the other party and the parties hereto shall issue a mutually acceptable press release as soon as practicable after the Closing Date.

             11.11 Severability. If any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

             11.12 Assignment. This Agreement shall not be assigned by Purchaser without the prior written consent of Seller which consent will not be unreasonable withheld or delayed; provided, however, however, Purchaser shall have the right to assign this Agreement without Seller's consent to an entity formed by Purchaser, or the principals of Purchaser to acquire the Real Estate and of which Purchaser has a controlling interest. Notwithstanding anything in this paragraph 11.12, no such assignment shall relieve Purchaser from its obligations hereunder.

             11.13 Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and

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

together shall delivered shall be deemed to be an original, and all of which counterparts taken to constitute but one and the same instrument.

             11.14. Expenses. Purchaser will pay the fees, expenses and disbursements of Purchaser and its agents, representatives, accountants and counsel incurred in connection with the subject matter of this Agreement and the cost of the title insurance premium. Seller will pay the fees, expenses and disbursements of Seller, and its agents, representatives, financial advisers, accountants and counsel incurred in connection with the subject matter of this Agreement and the cost for the title search.

             11.15. Mutual Drafting. This Agreement is the mutual product of the parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the parties, and shall not be construed for or against any party hereto. As used in this Agreement, the term "person" shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

             11.16. Further Representations. Each party to this Agreement acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel. Each party further represents that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by the other party as to such tax consequences.

         IN WITNESS WHEREOF, the parties hereto have each executed or caused these presents to be executed under seal by their proper officers thereunto duty authorized, and all as of the Date Hereof.

                                 SELLER:

                                 UNITED COMPUTER SUPPLIES, INC.,
                                 an Illinois corporation

                                 By: /s/ John R. Zimmerman
                                    --------------------------------------------
                                 Its: President

                                 PURCHASER:

                                 TST/IMPRESO, INC., a Delaware
                                 corporation

                                 By: /s/ Marshall Sorokwasz
                                    --------------------------------------------
                                 Its:   CEO



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




                                  SCHEDULE 1.3

         This Agreement is subject to and contingent upon the closing of a transaction between the Purchaser and Bank of America pursuant to which Purchaser is purchasing substantially all of the assets of Seller under the terms of an "Asset Purchase Agreement" dated as of March 19, 2002. If, for any reason, the Asset Purchase Agreement does not close pursuant to its terms by the end of business March 22, 2002, then this Agreement is cancelled, null and void.

                                     SELLER:

                                     UNITED COMPUTER SUPPLIES, INC.
                                     an Illinois corporation

                                     By: /s/ John Zimmerman
                                        ----------------------------------------
                                     Its:  President

                                     PURCHASER:


                                     TST/IMPRESO, INC., a Delaware Corporation

                                     By: /s/ Marshall Sorokwasz
                                        ----------------------------------------

                                     Its:  CEO
                                         ---------------------------------------



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